November 5, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anchor CNGO Corp.
Withdrawal of Registration Statement on Form S-1 (File No. 333-185745)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Anchor CNGO Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-185745), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 28, 2013.

In light of current market conditions, the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send a copy of the written order granting withdrawal of the Registration Statement to the undersigned at Anchor CNGO Corp., 301 North E Street, Lake Worth FL 33460, by fax to 786-513-8522 or by Email to anchorcng@gmail.com with a copy to our counsel, Joel Bernstein at jberns@jberns.com.

If you have any questions with respect to this matter, please contact our counsel, Joel Bernstein, at 305-409-4500 or via fax 786-513-8522.

Sincerely,

Anchor CNGO Corp.

/s/ Gregory Liddy

President